OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"
             10, Ulitsa 8 Marta, Building 14, Moscow 127083, Russia


                                  VOTING BALLOT
                     ANNUAL GENERAL MEETING OF SHAREHOLDERS
               OF OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"
                              based on 2002 results

Registered Name of Shareholder: ________________________________________________
Number of shares owned by Shareholder: _________________________.

The Annual General Meeting of Shareholders ("AGM") will be held on Friday, June 27, 2003, at 10:00 a.m. (Moscow time) at the following address: 10, Ulitsa 8 Marta, Building 14, Moscow, Russia. The AGM shall be held in the form of a meeting (with voting ballot). Either (a) bring your ballot to the AGM on June 27, 2003 or (b) return your ballot, by registered mail or in person, to the office of the CEO and General Director of VimpelCom, located at 10, Ulitsa 8 Marta, Building 14, Moscow, 127083, Russia, Monday through Friday, from 9:30 a.m. until 6:00 p.m. (Moscow time), no later than June 24, 2003. If you attend in person or hold a power of attorney or proxy for other Shareholders, please bring identification with you to the AGM, as well as documentation prepared in accordance with Russian law which confirms your authority to vote on behalf of other Shareholders.

Please be advised of the following:

- the voting person shall have the right to select only one voting option except when voting is effected pursuant to the instructions of persons which acquired the shares after the record date for the AGM, or pursuant to the instructions of holders of ADSs;

- if the voting ballot contains more than one voting option, then the fields for indication of the number of votes cast for each voting option, shall show the number of votes cast for a particular option, and the note shall be made that the voting is effected pursuant to the instructions from the buyers of shares which were transferred after the record date for the AGM, and/or pursuant to the instructions of holders of ADSs;

- the person voting on the basis of a power of attorney in respect of the shares which were transferred after the record date for the AGM, shall fill out the field for the number of votes opposite the selected voting option, with the number of votes cast for this particular option, and shall make a note that voting is effected on the basis of a power of attorney issued in respect of the shares transferred after the record date for the AGM;

- if not all the shares have been transferred after the record date for the AGM, the voting person shall fill out the field for the number of votes opposite the selected voting option, with the number of votes cast for this particular option, and shall make a note that part of the shares was transferred after the record date for the AGM. If in respect of the shares transferred after the record date for the AGM, the acquirers of such shares provided their voting instructions which match the selected voting option, then such votes shall be summed up.

Please refer to the enclosed materials for a more detailed explanation of the items you have been requested below to vote on.


Item 1.  Approval of the 2002 VimpelCom Annual Report.
------------------------------------------------------

Text of the proposed decision: "To approve the 2002 VimpelCom Annual Report."

Vote:

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      For              Against           Abstained
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

Item 2. Approval of VimpelCom's Accounting Statements, including Profit and Loss
--------------------------------------------------------------------------------
Statement for 2002  (Prepared in Accordance  with Russian  Statutory  Accounting
--------------------------------------------------------------------------------
Principles).
------------

Text  of  the  proposed  decision:   "To  approve  VimpelCom's  2002  accounting
statements, including profit and loss statement (prepared in accordance with Russian statutory accounting principles) audited by Intellect-Audit."

Vote:

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      For              Against           Abstained
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Item 3.  Allocation  of  Profits  and  Losses  Resulting  from  2002  Operations
--------------------------------------------------------------------------------
Including  Non-Payment  of  Dividends  to Holders of Shares of Common  Stock and
--------------------------------------------------------------------------------
Payment of Dividends to Holders of Shares of Convertible Type A Preferred Stock.
--------------------------------------------------------------------------------

Text of the proposed decision: "To not pay annual dividends to holders of shares of Common Stock based on 2002 results; to pay annual dividends to holders of shares of Convertible Type A Preferred Stock based on 2002 results in the amount of 0.1 kopeck per share; and to invest remaining profits resulting from 2002 operating results into the business."

Vote:

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      For              Against           Abstained
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Item 4.  Election of the Board of Directors.
--------------------------------------------

Text of the Proposed  Decision:  "To elect the following members to the Board of
Directors: Mikhail M. Fridman, Arve Johansen, Pavel V. Kulikov, Jo Lunder, Alexey M. Reznikovich, Alex Sozonoff, Terje Thon, Henrik Torgersen and Natalia
S. Tsukanova."

Vote:

         -------------------------------------------   -------------------------
            Name of nominee proposed to be elected       Number of votes cast
                 to the Board of Directors                  for each nominee
         -------------------------------------------   -------------------------
      1. Mikhail M. Fridman
         -------------------------------------------  --------------------------
      2. Arve Johansen
         -------------------------------------------   -------------------------
      3. Pavel V. Kulikov
         -------------------------------------------   -------------------------
      4. Jo Lunder
         -------------------------------------------   -------------------------
      5. Alexey M. Reznikovich
         -------------------------------------------   -------------------------
      6. Alex Sozonoff
         -------------------------------------------   -------------------------
      7. Terje Thon
         -------------------------------------------   -------------------------
      8. Henrik Torgersen
         -------------------------------------------   -------------------------
      9. Natalia S. Tsukanova
         -------------------------------------------   -------------------------

Note: Information on the nominees to the Board is attached to the Notice to Shareholders as Attachment 2. The election of the Board is conducted by cumulative voting, which allows proportionate representation of Shareholders on the Board. Each Shareholder should multiply the number of voting shares that it holds by 9 (the number of directors) and allocate this total number of votes among the nominees proposed to be elected to the Board. Each Shareholder should vote on this Item 4 by writing the number of votes allocated to each nominee in the appropriate box above. Each Shareholder is entitled to distribute this total number of votes among all or certain nominees at its discretion, provided that the sum of votes given to all the nominees may not exceed the total number of votes at such Shareholder's disposal on this Item 4. A fractional portion of a vote which resulted from multiplying the number of votes held by a holder of a fractional share, by the number of persons to be elected to the Board, may be cast for one candidate only.


Item 5.  Election of the Audit Commission.
------------------------------------------

Text of the Proposed Decision:  "To elect the following individuals to the Audit
Commission: Alexander Gersh, Knut Giske and Nigel Robinson."

Vote:

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      For              Against           Abstained
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Item 6.  Approval of External Auditors.
---------------------------------------
Text of the Proposed Decision: "To approve the firm Ernst & Young (CIS) Ltd. as the auditor of the Company's U.S. GAAP accounts and the firm OOO "Rosexpertiza" as the auditor of the Company's accounts prepared in accordance with Russian statutory accounting principles for the term until the annual general meeting of shareholders based on 2003 results."

Vote:

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      For              Against           Abstained
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Item 7.  Approval of Compensation to the Members of the Board of Directors.
--------------------------------------------------------------------------

Text of the Proposed Decision: "To approve the following program of compensation for members of VimpelCom's Board of Directors:

o US$50,000 per year for each independent director and US$20,000 per year for each director who is not independent, as well as reimbursement of any expenses incurred in connection with service on the Board;

o for each non-employee director of VimpelCom, to establish compensation in the amount of the increased value of up to 6,000 phantom American Depositary Shares (ADSs) (based upon the closing price of an ADS of the Company quoted on the New York Stock Exchange (NYSE) on the date preceding the date of the grant of the phantom ADS and the average closing price of an ADS of the Company quoted on the NYSE for the three (3) month period immediately prior to redemption), provided that the compensation shall not exceed US$10 per ADS per year for each one-year term served by the director; provided that if a director is re-elected, he or she may choose to redeem such phantom ADSs at any time from the date of his or her re-election to the Board until the date he or she is no longer a director; provided further that the number of phantom ADSs to be granted to each member shall be set by the Board;

o to approve all transactions required for the participation of directors in the phantom ADS plan;

o to instruct the Board to work out the detailed rules for the phantom ADS plan for directors, including the rules for calculation and payment of the compensation in accordance with the provisions of this decision;

o to establish that this decision shall become effective from the date of its approval by the annual general meeting of shareholders; and

o to establish that this decision shall apply to all members of the Board, including those elected (re-elected) at this annual general meeting of shareholders, until this decision is canceled or modified by a subsequent decision of the shareholders."

Vote:

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      For              Against           Abstained
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Item 8. Approval of Compensation to the Members of the Audit Commission.
-----------------------------------------------------------------------
Text of the Proposed Decision: "To approve the following program of compensation for members of VimpelCom's Audit Commission: US$50,000 per year for the chairman of the Audit Commission and US$20,000 per year for each other member, as well as reimbursement of any expenses incurred in connection with service on the Audit Commission."

Vote:

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      For              Against           Abstained
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Item 9. Approval of a Series of Interested Party  Transactions  Relating to Debt
--------------------------------------------------------------------------------
Financing of and/or Leases to VimpelCom-Region.
----------------------------------------------
Text of the Proposed Decision: "To approve a series of interested party transactions to be concluded in the ordinary course of the Company's activity, pursuant to which VimpelCom will provide a combination of financing (loans and/or guarantees) and/or leases to Open Joint Stock Company "VimpelCom-Region" with maximum terms of no more than six (6) years in a total aggregate principal amount outstanding at any one time of no more than the rouble equivalent (calculated on the date of disbursing funds) of US$200 million with the specific terms and amounts to be determined by the Board of Directors of VimpelCom."

Vote:

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      For              Against           Abstained
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Item 10. Approval of a Series of Interested  Party  Transactions  with KB Impuls
--------------------------------------------------------------------------------
for Vendor Financing.
---------------------
Text of the  Proposed  Decision:  "To  approve  a  series  of  interested  party
transactions  pursuant  to  which  VimpelCom   unconditionally  and  irrevocably
acknowledges and guarantees to Alcatel Sel AG, or to any other holder of the deferred payment notes under a vendor financing facility, or to another vendor of telecommunications equipment or financial institution providing financing of telecommunications equipment purchases, payment by its wholly-owned subsidiary, Open Joint Stock Company "KB Impuls," of sums due under phases subsequent to Phase 25 of vendor financing granted by Alcatel Sel AG or under other financing
granted  by  another  vendor  of   telecommunications   equipment  or  financial
institution to Open Joint Stock Company "KB Impuls" for the supply of equipment, such guarantees to be in an aggregate amount up to the equivalent of US$100 million plus accrued interest (at a rate per annum of no more than the equivalent of LIBOR plus 3.5%) and any other amounts due under such vendor financing."

Vote:

----------------- ------------------ ------------------
      For              Against           Abstained
----------------- ------------------ ------------------


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Signature of the Shareholder: ---------------------------------
Date:----------------------------------------------------------

This original ballot must be signed and dated by the Shareholder.